UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☑ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2004

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from                      to

Commission file Number 001-14471
MEDICIS PHARMACEUTICAL CORPORATION 401(k) PLAN
(Full title of the Plan)

MEDICIS PHARMACEUTICAL CORPORATION

(Name of the issuer of the securities held pursuant to the Plan)

8125 NORTH HAYDEN ROAD
SCOTTSDALE, ARIZONA 85258
(Address of principal executive office of the issuer)

MEDICIS PHARMACEUTICAL CORPORATION 401(k) PLAN

Index of Financial Statements and Exhibits

Item

Report of Independent Registered Public Accounting Firm
Statements of Net Assets Available for Benefits at December 31, 2004 and 2003
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2004
Notes to Financial Statements
Schedule H, Line 4(i), Schedule of Assets (Held at End of Year)
Signature
Exhibit 23 – Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm

Financial Statements and Supplemental Schedule

Medicis Pharmaceutical Corporation 401(k) Plan
Year ended December 31, 2004

Medicis Pharmaceutical Corporation 401(k) Plan

Financial Statements and Supplemental Schedule

Year ended December 31, 2004

Report of Independent Registered Public Accounting Firm

Medicis Pharmaceutical Corporation
As Plan Administrator of the Medicis Pharmaceutical Corporation 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of Medicis Pharmaceutical Corporation 401(k) Plan as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004 and 2003, and the changes in its net assets available for benefits for the year ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2004 is presented for the purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Phoenix, Arizona
June 14, 2005

Medicis Pharmaceutical Corporation 401(k) Plan

Statements of Net Assets Available for Benefits

	December 31
	2004	2003

Assets
Cash	$681	$25,476
Investments, at fair value	12,168,729	9,261,312
Employer contributions receivable	54,838	84,456
Participant contributions receivable	38,978	57,076
Interest and Dividend receivable	441	134

Net assets available for benefits	$12,263,667	$9,428,454

See accompanying notes.

Medicis Pharmaceutical Corporation 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2004

Additions
Interest and dividend income	$227,054
Employee contributions	2,675,700
Employer contributions	349,972
Net realized and unrealized appreciation in fair value of investments	856,957

Total additions	4,109,683

Deductions
Benefits paid directly to participants	1,273,155
Administrative expenses	1,315

Total deductions	1,274,470

Net increase	2,835,213
Net assets available for benefits:
Beginning of year	9,428,454

End of year	$12,263,667

See accompanying notes.

Medicis Pharmaceutical Corporation 401(k) Plan

Notes to Financial Statements

December 31, 2004

1. Description of the Plan

General

The Medicis Pharmaceutical Corporation 401(k) Plan, as amended, (the Plan) is a defined contribution plan available to eligible employees of Medicis Pharmaceutical Corporation (the Company or Plan Sponsor). The Plan covers all employees who have attained age 21 and excludes individuals who are hired for a special project which is not expected to last more than 6 months. Eligible employees may elect to join the Plan on their initial employment date but must complete one year of service in order to receive non-elective contributions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). For a more complete description of the Plan’s provisions please refer to the Plan document.

Contributions

Participants may make pre–tax contributions up to 100 percent of their annual compensation as defined by the Plan, and subject to the annual limits of the Internal Revenue Code. Participants may also contribute amounts representing distributions from other qualified plans.

The Plan Sponsor matches participant contributions equal to 50 percent of the first 3 percent of the participant’s contribution. In addition, the Plan Sponsor may, at its sole discretion, make a profit sharing contribution to the Plan for any Plan year. The amount of employer matching contributions during 2004 was $349,972.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and the allocation of Plan earnings. The benefit to which a participant is allowed is limited to the balance in his account.

Medicis Pharmaceutical Corporation 401(k) Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Vesting

Participants vest immediately in their elective contributions plus actual earnings thereon, and such amounts are nonforfeitable. Vesting in the Company’s contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. A participant is 20 percent vested after two full years of service and vests 60 percent after three years and 100 percent after four years. A participant becomes fully vested upon disability or death or reaching normal retirement age, as defined by the Plan.

Participant Loans

Participants may borrow from their accounts a minimum of $1,000 to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. Loan terms shall be no greater than five years except when used to purchase a primary residence.

Forfeitures

Forfeited balances of terminated participants’ nonvested accounts are used to pay Plan expenses not paid by the Plan Sponsor and any forfeiture from Plan Sponsor matching or profit sharing contributions will be used to reduce future Plan Sponsor contributions. There were $9,119 and $634 of forfeited nonvested accounts in the Plan as of December 31, 2004 and 2003, respectively.

Benefit Payments

Upon termination of service for any reason, a participant’s account is generally distributed in a single lump-sum payment upon request. If the account balance is $5,000 or less, the entire balance is distributed to the participant.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan at any time, subject to the provisions of ERISA. In the event of a termination of the Plan, participants will become fully vested in their accounts.

Administrative Expenses

The Company typically pays the majority of the administrative fees for the Plan.

Medicis Pharmaceutical Corporation 401(k) Plan

Notes to Financial Statements (continued)

2. Significant Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan have been prepared on an accrual basis.

Investments Valuation

All Plan investments are held by The Charles Schwab Trust Company (“Charles Schwab” or the “Trustee”). Investments in registered investment company mutual funds are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. Investments in the collective investment trust are valued at fair market value as reported to the Plan by Charles Schwab. Participant loans are valued at their outstanding balance, which approximates fair value.

The Medicis Pharmaceutical Corporation Stock Fund (the Fund) is tracked on a unitized basis. The Fund consists of Medicis Pharmaceutical Corporation common stock and cash sufficient to meet the Fund’s daily cash needs. Unitizing the Fund allows for daily trades. The value of a unit reflects the combined value of the common stock and the cash held by the Fund.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The realized gain or loss on investments is included with unrealized appreciation or depreciation in the current value of investments.

Investment securities are exposed to various risks, such as interest rate, credit and market volatility risks. The Plan’s exposure to credit loss in the event of nonperformance of investments is limited to the carrying value of such investments. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect the amounts reported in the Statements of Net Assets Available for Benefits.

Use of Estimates

The preparation of financial statements in conformity with U.S generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

Medicis Pharmaceutical Corporation 401(k) Plan

Notes to Financial Statements (continued)

3. Investments

The fair value of individual investments that represent 5 percent or more of the Plan’s net assets available for benefits is as follows as of December 31:

	2004	2003

Schwab Managed Retirement 2030	$1,371,181	766,985
Schwab Stable Value Fd	838,189	915,315
Goldman Sachs Mid Cap Value A	1,024,653	556,498
UBS U.S. Small Cap Grwth	941,210	714,406
William Blair Intl Grwth Fd	939,410	624,950
American Fd Investment Co Amer R4	2,831,370	*
Medicis Pharmaceutical Corporation Class A Common Stock	855,880	706,713
Dreyfus Appreciation Fund	*	2,801,303
Northern Select Equity Fund	*	505,061

*Investment balance represents less than 5% of net assets for indicated year.

During 2004, the Plan’s investments (including investments purchased, sold, as well as held during the year) appreciated (depreciated) in fair value as follows:

Mutual funds	$639,566
Collective investment trust	246,823
Common stock	(29,432)

Total	$856,957

Medicis Pharmaceutical Corporation 401(k) Plan

Notes to Financial Statements (continued)

4. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated September 4, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (IRC) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan Sponsor believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

5. Parties-In-Interest

Certain Plan investments are shares in mutual funds managed by Charles Schwab. Because Charles Schwab is the Plan’s trustee, these transactions qualify as party-in-interest transactions. In addition, certain Plan investments are in Medicis Pharmaceutical Corporation Class A Common Stock. These transactions also qualify as party-in-interest transactions. Still other Plan investments are made in the form of loans to Plan participants. These transactions also qualify as party-in-interest transactions.

6. Partial Plan Termination

On May 18, 2004, 68 plan participants were terminated as a result of the asset purchase agreement between Medicis Pharmaceutical Corporation and BioMarin Pharmaceutical, Inc. The accounts of these participants became fully vested and are being distributed in accordance with the Plan’s benefit payments policy.

7. Subsequent Event

On March 21, 2005, the Company entered into a definitive merger agreement with Inamed Corporation (“Inamed”). The transaction is subject to the approval of Medicis stockholders and Inamed stockholders, regulatory approvals and customary closing conditions. The companies expect the transaction to close by the end of calendar 2005. The impact of this transaction on the Plan is not known at this time.

Supplemental Schedules

Medicis Pharmaceutical Corporation 401(k) Plan

Schedule H, Line 4(i)

Schedule of Assets (Held at End of Year)
EIN: 52-1574808     PN: 001
December 31, 2004

				Current
	Identity of Issue	Description of Asset	Cost	Value

	Mutual Funds:
	American Fd Invmt Co Amer R4	Registered Investment Company	(a)	$2,831,370
	Cohen & Steers Realty Shares	Registered Investment Company	(a)	504,253
	Goldman Sachs Mid Cap Value A	Registered Investment Company	(a)	1,024,653
	MFS Value Fund Class A	Registered Investment Company	(a)	443,644
	Northern Select Equity Fund	Registered Investment Company	(a)	521,891
	PIMCO Total Return Fd	Registered Investment Company	(a)	136,503
	Templeton Foreign Fd	Registered Investment Company	(a)	600,752
	UBS U.S. Small Cap Grwth Cl Y	Registered Investment Company	(a)	941,210
	William Blair Intl Grwth Fd	Registered Investment Company	(a)	939,410
	Alliancebernstein Value Adv Cl	Registered Investment Company	(a)	5,388
	Artisan Midcap Fd	Registered Investment Company	(a)	6,337
	Brandywine Advisors Fund	Registered Investment Company	(a)	4,415
	DFA Five-year Globalfixed Inc Port	Registered Investment Company	(a)	12,210
	DFA Five-year Government Portfolio	Registered Investment Company	(a)	10,644
	DFA Real-estate Securities Portfolio	Registered Investment Company	(a)	29,316
	DFA US Large Company Portfolio	Registered Investment Company	(a)	18,970
	Janus Twenty Fund	Registered Investment Company	(a)	4,344
	Janus Worldwide Fund	Registered Investment Company	(a)	8,599
	Marsico Focus Fund	Registered Investment Company	(a)	18,557
	NB Focus Fd	Registered Investment Company	(a)	9,929
	Oakmark Fund	Registered Investment Company	(a)	67,812
	PBHG Large Cap Growth Fd	Registered Investment Company	(a)	4,152
	PBHG Technology & Communications Fd	Registered Investment Company	(a)	7,303
	Pimco Low-duration Fund Instl Class	Registered Investment Company	(a)	33,978
	Pimco RCM Innovation Fund Cl D	Registered Investment Company	(a)	7,470
	Schwab S&P 500 Inv Shs	Registered Investment Company	(a)	5,619
	Tweedy Browne Global Value Fund	Registered Investment Company	(a)	15
	Vanguard Growth & Income	Registered Investment Company	(a)	8,785
	Vanguard Inflation Protected Sec Fd	Registered Investment Company	(a)	34,632
	Weitz Value Portfolio	Registered Investment Company	(a)	10,128
	Yacktman Focused Fund	Registered Investment Company	(a)	4,590

	Collective Investment Trust:
*	Schwab Managed Retirement 2010	Common Collective Trust Fund	(a)	188,551
*	Schwab Managed Retirement 2020	Common Collective Trust Fund	(a)	493,470
*	Schwab Managed Retirement 2030	Common Collective Trust Fund	(a)	1,371,181
*	Schwab Stable Value Fund	Common Collective Trust Fund	(a)	838,189

Medicis Pharmaceutical Corporation 401(k) Plan

Schedule H, Line 4(i)
Schedule of Assets (Held at End of Year) (continued)

	Medicis Common Stock Fund:
*	Medicis Pharmaceutical Corporation	Employer Securities	(a)	808,654
	Investor Bank & Trust Corporate Savings Acct	Cash Equivalents	(a)	47,226

				855,880

*	Participant loans	5.0% to 10.5% interest; various maturities	(a)	57,746

	Cash and Cash Equivalents
*	Schwab Money Market Fund	Cash Equivalents	(a)	106,833

				$12,168,729

*	Party-in-interest

(a)	Disclosure of historical cost information is not required for participant-directed investments.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934 the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MEDICIS PHARMACEUTICAL
CORPORATION 401(k) PLAN
(Full Title of the Plan)

Date: June 29, 2005	By:	/s/ MARK A. PRYGOCKI, SR.

Mark A. Prygocki, Sr.

Executive Vice President, Chief Financial Officer, Corporate Secretary and Treasurer of Medicis Pharmaceutical Corporation, issuer of the securities held pursuant to the Plan (Plan Administrator)

EXHIBIT INDEX

Exhibit
Number	Description
23	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm